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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2016
Washington DC

SEC FILE NUMBER
8 - 69303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Corporate Partners & Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza, Suite 1919
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Boemo (212) 632-6386
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown
(Name -- *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	NJ	07960-6497
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, David J. Boemo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Partners & Co. LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CATHERINE M MASON
Notary Public - State of New York
NO. 01MA6173498
Qualified in Queens County
My Commission Expires

Signature

CFO/FINOP

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3Exemption Report
- [ ] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Corporate Partners & Co. LLC

Financial Statements and
Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2015

CORPORATE PARTNERS & CO. LLC

TABLE OF CONTENTS


withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Corporate Partners & Co. LLC

We have audited the accompanying statement of financial condition of Corporate Partners & Co. LLC, formerly Corporate Partners Advisors LLC (the "Company"), as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Corporate Partners & Co. LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 19, 2016

CORPORATE PARTNERS & CO. LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS:	
Cash	$ 182,641
Other assets	5,488
Total assets	$ 188,129
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 54,116
MEMBER'S EQUITY:	134,013
Total liabilities and member's equity	$ 188,129

See accompanying notes to financial statements.

CORPORATE PARTNERS & CO. LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Corporate Partners & Co. LLC, formerly Corporate Partners Advisors LLC (the "Company") is organized as a limited liability company under the laws of the State of Delaware. The Managing Member and sole owner of the Company is CPXR, LLC (the "Managing Member").

The principal business activity of the Company is to provide a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

Effective July 15, 2014, the Company became a member of the Financial Industry Regulatory Authority ("FINRA").

2. SIGNIFICANT ACCOUNTING POLICIES

Uses of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash – The Company maintains its cash balances at one financial institution, Citibank N.A. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

Income Taxes – The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for income taxes. The Managing Member files a New York City unincorporated business tax return and a portion of this tax is allocated to the Company based on pro-rata earnings.

As a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner, whose federal, state and local income tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

Revenue Recognition – Fee income is recorded in accordance with the terms of the advisory agreements and, where applicable, is recognized on a pro rata basis over the term of the respective agreements.

3. RELATED PARTY TRANSACTIONS

In accordance with the Expense Sharing Agreement dated November 5, 2013, Corporate Partners II Management LLC (the "Affiliate") charged the Company for its allocated share of certain overhead expenses, totaling approximately $157,000 for the year ended December 31, 2015. At December 31, 2015, approximately $11,000 due to the Affiliate under this agreement is unpaid and included in accounts payable and accrued expenses on the statement of financial condition.

4. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $128,525, which exceeded requirements by $123,525. The Company's ratio of aggregate indebtedness to net capital was .42 to 1 at December 31, 2015.

5. EXEMPTION FROM RULE 15C3-3

The Company is exempt Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."